FOR IMMEDIATE RELEASE                                             EXHIBIT 9.A.10

               GARDEN RIDGE CORPORATION ANNOUNCES FINAL RESULTS OF
                                SELF-TENDER OFFER

HOUSTON, TEXAS, OCTOBER 5, 1999--Garden Ridge Corporation (NASDAQ:GRDG) announced today the final results of its self-tender offer which expired Thursday, September 23, 1999, at 5:00 p.m., Eastern Daylight Savings Time. The Company commenced its offer to purchase up to 3,000,000 shares of its Common Stock at a price of $7.00 per share on Thursday, August 26, 1999.

Based upon a final count by the Depositary, the Company accepted for purchase 1,189,411 shares of Common Stock at $7.00 per share. Payment was made on September 28, 1999 for all shares accepted for purchase. The shares of Common Stock purchased represent approximately 7% of the outstanding Common Stock immediately prior to the offer. Following the purchase of shares tendered in the offer, the Company had 15,911,125 shares of Common Stock outstanding.

This press release is for information purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities is made only pursuant to the Offer to Purchase, as amended, and the Letter of Transmittal dated August 26, 1999.

Garden Ridge is The Home Decor Marketplace. The Company's product categories include floral (silk and dried flowers), housewares, seasonal, pictures and frames, candles, party supplies, pottery, crafts, home accents and baskets. The Company currently operates 33 megastores in Texas, Florida, Georgia, Illinois, Kentucky, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee and Virginia.

For more information contact:                           Jane Arbuthnot, CFO
Arbuthnot, CFO                                          (281) 579-7901, ext. 205